Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road, Weifang Shandong

People’s Republic of China 261061

September 4, 2018

Mr. Dale Welcome Securities and Exchange Commission, Division of Corporation Finance 100 F Street, N.E., Washington, D.C. 20549-3561

Re:	Fuwei Films (Holdings) Co., Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2017
Filed on April 6, 2017
File No. 001-33176

Dear Mr. Welcome:

We are submitting this correspondence via EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the "Commission"), on August 24, 2018 (the "Staff’s Letter"). The discussion below reflects our response to the Staff’s Letter.

Form 20-F for the Fiscal Year Ended December 31, 2017

Liquidity and Capital Resources, page 40

1. We note that your independent auditor expressed substantial doubt about your ability to continue as a going concern. Additionally, we note your cash availability and level of short-term indebtedness. Given these factors, please revise your disclosure in future filings to address the uncertainty of your liquidity position, as applicable. Your disclosure should include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing, if any. If no sources of cash inflow are viable, please address the potential risks and consequences to your company. Such disclosure should provide enough detail that your readers gain insight into management´s analysis and concerns related to your ability to continue to operate. We remind you that any registrant that has identified a material liquidity deficiency must disclose the course of action to remedy the deficiency. Refer to Item 303(a)(1) of Regulation S-K and Section 607.02 of the SEC Codification of Financial Reporting Policies for guidance.

Response to Comment 1

We Note the Staff’s comment and will provide more detailed disclosure in our future filings including a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in our filing.

Mr. Welcome Securities and Exchange Commission September 4, 2018 Page 2

Contractual Commitments, page 43

2. It appears that your table of contractual commitments omits a bank loan of RMB 20,000,000 from SNTON Group and notes payable aggregating RMB 67,900,000 from SPD Bank and Bank of Weifang. In future filings, please revise your table to include all debt that you are contractually obligated to pay, as well as the related estimated cash requirements for interest.

Response to Comment 2:

We note the Staff’s comment and will revise the table of contractual commitments in future filings to include all debt that the Company is contractually obligated to pay, as well as the related estimated cash requirements for interest.

Management’s Annual Report on Internal Control Over Financial Reporting, page 71

3. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

Response to Comment 3:

We note the Staff’s comment and will revise future filings to clarify that the 2013 version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission will be utilized when we perform our assessment of internal control over financial reporting.

The Company acknowledges that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions concerning any of the foregoing please contact our legal counsel, Lili Taheri, or Norwood Beveridge of Loeb & Loeb LLP, by telephone at (212)-407-4160 and (212) 407-4970, respectively.

Sincerely,

/s/ Benjie Dong

Benjie Dong

Chief Financial Officer